UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*

                              Derma Sciences, Inc.
                  -------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                  -------------------------------------------
                         (Title of Class of Securities)

                                    249827106
                  -------------------------------------------
                                 (CUSIP Number)

                                Raymond C. Hedger
                                 Hedger & Hedger
             1800 Linglestown Road, Suite 206, Harrisburg, PA 17110
                                 (717) 238-1800
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 24, 1997
                  -------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.  249827106                                                Schedule 13D

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edward J. Quilty    ###-##-####
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       BK
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
                             523,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH

   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                             523,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         523,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.72%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No.  249827106                                                Schedule 13D


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"), whose principal executive offices are located at 214 Carnegie Center, Suite 100, Princeton, New Jersey 18518.

         The principal executive officers of the Issuer, all of whom may be reached at the Issuer's principal executive offices, are set forth below:

             NAME                        POSITION(S)

   Edward J. Quilty                Chairman of the Board

   Richard S. Mink                 Chief Operating Officer

   Charles F. Caudell, III         Executive Vice President for Field Operations

   Stephen T. Wills, CPS, MST      Vice President and Chief Financial Officer

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Edward J. Quilty (the "Reporting Person"). Certain information with respect to the Reporting Person is set forth below:


Name  and Address              Edward J. Quilty
                               214 Carnegie Center
                               Suite 100
                               Princeton, NJ 08540

Principal Occupation:          Chairman of the Board of Directors of the Issuer;
                               Chairman of the Board, President and CEO of Palatin Technologies, Inc

Criminal convictions:          None

Civil proceedings:             None

Citizenship:                   United States

CUSIP No.  249827106                                                Schedule 13D

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amounts of funds used by the Reporting Person to effect the purchase on November 24, 1997 of the Issuer's Common Stock consisted of bank financing in the overall amount of $285,000 from Summit Bank, Hackensack, New Jersey. The subject loan bears interest at the variable rate of 0.5% above the bank's base rate (currently 8.5%) and is payable as follows: (1) interest only until December 31, 1998, and (2) commencing March 31, 1999, equal quarterly payments, consisting of principal and interest, sufficient to amortize the loan over a five year period ending on December 31, 2002.

         The principal obligor on the loan, and the legal owner of the common stock of the Issuer purchased with the proceeds thereof, is Med-Tec, LLC, a limited liability company organized under the laws of the state of New Jersey. The Reporting Person is a member of Med-Tec, LLC and is responsible for, and has personally guaranteed payment of, solely that portion of the loan to Med-Tec, LLC (i.e. $152,000) which Med-Tec, LLC utilized to effect the November 24, 1997 purchase of the Issuer's common stock for the benefit of the Reporting Person.

ITEM 4.  PURPOSES OF THE TRANSACTIONS

         The purpose of the reported, and all previous, acquisitions of the Issuer's common stock is investment without a view, presently or ultimately, to acquiring control of the Issuer. The Reporting Person serves as Chairman of the Board of Directors of the Issuer. In this capacity, the Reporting Person has proposed, and may in the future propose, candidates for election to the Issuer's board of directors. There is no agreement or arrangement between the Reporting Person and the Issuer with respect to election of candidates proposed by the Reporting Person. The inclusion of such candidates in management's slate of directors to be submitted for consideration by the Issuer's shareholders is entirely at the discretion of the Issuer's board of directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The following table depicts shares of the Issuer's common stock as to which the Reporting Person maintains beneficial ownership. The Reporting Person maintains both voting power and dispositive power relative to all such shares:

                          BENEFICIAL SHARE OWNERSHIP
              Owned Currently                         210,500
              Exercisable Options(1)                  122,500
              Exercisable Warrants(2)                 190,000
                                                    ---------
              Total                                   523,000

(1)   Exercisable at $0.80 per share.
(2)   Exercisable at $0.90 per share.

CUSIP No.  249827106                                                Schedule 13D

        On November 19, 1997, the Reporting Person purchased from the Issuer, through Med-Tec, LLC (see Item 3 above), in a transaction not involving a public offering, $152,000 in aggregate principal amount of the Issuer's convertible debentures. Med-Tec, LLC, on November 24, 1997, converted the foregoing debentures, pursuant to the terms thereof, into 190,000 shares of the Issuer's common stock and warrants to purchase 190,000 shares of common stock exercisable at $0.90 per share. For further information concerning the Issuer's private offering of convertible debentures and the conversion thereof into common stock and warrants to purchase common stock, please refer to the Issuer's Current Report on Form 8-K filed November 24, 1997.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The Reporting Person has applied for permission on the grounds of hardship to supply the loan documents between Med-Tec, LLC and Summit Bank, as referenced in Item 3 hereof, in paper format.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              /s/ Edward J. Quilty
                              -------------------------
                                Edward J. Quilty


December 4, 1997